January 19, 2024
By EDGAR Correspondence

Division of Corporation Finance
Securities and Exchange Commission
Attention: Marc Thomas and Robert Klein
100 F Street, N.E.
Washington, D.C.20549

Re:	American Express Company Form 10-K for the Fiscal Year Ended December 31, 2022 Filed February 10, 2023 Form 10-Q for the Quarterly Period Ended September 30, 2023 Filed October 20, 2023 File No. 001-07657

Dear Messrs. Thomas and Klein:

We refer to the comment letter, dated December 19, 2023, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Express Company (the “Company,” “American Express,” “we,” or “our”) filings referenced above.

We have restated below the text of each of the Staff’s comments, followed by the Company’s response. The Company will revise its future filings in response to the Staff’s comments, beginning with its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”), unless otherwise noted in the response.

* * * * *

Form 10-K for the Fiscal Year Ended December 31, 2022
Market Risk Management Process
Interest Rate Risk, page 75

Comment 1

We note your disclosures surrounding interest rate risk, which includes a sensitivity analysis that a hypothetical, immediate 100 basis point increase in market interest rates has on your net interest income. We also note that your 2023 quarterly reports do not present tabular or expanded narrative disclosure under Quantitative and Qualitative Disclosures about Market Risk. Please further expand your sensitivity analysis disclosures, in future filings, to present additional quantitative information that expresses an impact your net interest income resulting from additional selected hypothetical changes in interest rates (e.g., -100 basis point decrease, +/- 50 or +/- 200 basis point change, etc.). Additionally, revise future filings with interim period financial statements to include expanded tabular and more fulsome narrative disclosures regarding changes, to the extent material.

Securities and Exchange Commission
January 19, 2024

Response 1

We will enhance our disclosures in future Annual Reports on Form 10-K by expanding our sensitivity analysis disclosures and presenting the impact on our net interest income resulting from the hypothetical instantaneous changes in interest rates of +/-100 and +/-200 basis points, which we believe will best aid investor understanding of our interest rate risk.

An illustrative example attached as Exhibit I hereto includes the enhanced disclosure described above. We will include expanded tabular disclosure and relevant qualitative discussions in future Quarterly Reports on Form 10-Q to the extent there are material changes in information from the end of the preceding fiscal year to the date of the most recent balance sheet included in any such Quarterly Report on Form 10-Q.

Comment 2

Your disclosure also states that you analyze a variety of interest rate scenarios to understand the potential impacts from interest rate changes on the economic value of equity. Please revise your disclosures, in future filings, to provide a more comprehensive discussion of how you use the economic value of equity to manage your interest rate risk. Ensure that your revised disclosures include a discussion of the model, key assumptions and a discussion of any changes in these key assumptions from period to period along with the factors driving any changes. Refer to Item 305(a)(1) (ii)(B) of Regulation S-K.

Response 2

We will enhance our disclosures in future Annual Reports on Form 10-K to provide a more comprehensive discussion of how we manage our interest rate risk using the economic value of equity, including the model, key assumptions, and how economic value of equity informs our interest rate risk management.

An illustrative example attached as Exhibit I hereto includes the enhanced disclosure described above. To the extent there are any material changes in our model or key assumptions from period to period, we will discuss the nature of the changes and the factors driving such changes.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Table 5: Selected Card-Related Statistical Information, page 7

Comment 3

We note your disclosure of discount revenue as a percentage of billed business. Please revise your disclosures, in future filings, to clarify whether the discount revenues as a percentage of Billed business are similar or different for each of the identified segments billed business and address the reasons for any differences. To the extent applicable,

Securities and Exchange Commission
January 19, 2024

disclose the percentage for each segment and explain reasons for changes to the percentage between any periods being presented.

Response 3

As disclosed in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Third Quarter 2023 Form 10-Q”), on page 30 in the “Glossary of Selected Terminology” section in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), “billed business represents transaction volumes (including cash advances) on payment products issued by American Express.” Where we disclose billed business, it consistently represents these volumes for the relevant reportable operating segments.

Also on page 30 in the “Glossary of Selected Terminology” section in MD&A, we state “discount revenue represents the amount we earn and retain from the merchant payable for facilitating these transactions between Card Members and merchants on payment products issued by American Express.”

We provide disclosure of discount revenue as a percentage of billed business, in the aggregate, to provide insight into the economics associated with the average pricing for merchants accepting cards on the American Express network, irrespective of which operating segment issued the card presented. While our reportable operating segments reflect the way management organizes the segments within the Company for purposes of making operating decisions and assessing performance, decisions with respect to merchant pricing are generally not made at the segment level. When merchants agree to accept cards on our network, the amount of fees charged for accepting American Express cards as payment (including cards we issue as well as cards issued by network partners) varies with, among other factors, the industry in which the merchant conducts business, the merchant’s overall American Express-related transaction volume, the size of the relevant transactions, the method of payment and related settlement terms, and the competitive and regulatory landscape in which we and the merchant operate, generally without regard to the effect such pricing will have on the results of our reportable operating segments.

Further, our internal allocation of revenue, including discount revenue, among segments is described on page 50 of our Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) in the “Business Segment Results of Operations” section in MD&A, as follows:

We allocate discount revenue and certain other revenues among segments using a transfer pricing methodology. Within the USCS [U.S. Consumer Services], CS [Commercial Services] and ICS [International Card Services] segments, discount revenue generally reflects the issuer component of the overall discount revenue generated by each segment’s Card Members; within the GMNS [Global Merchant and Network Services] segment, discount revenue generally reflects the network and acquirer component of the overall discount revenue being allocated.

In light of the above, while we respectfully acknowledge the Staff’s comment, we do not believe that discount revenue as a percentage of billed business for each reportable operating segment, which will vary from segment to segment, is an appropriate measure to disclose to investors

Securities and Exchange Commission
January 19, 2024

because it does not reflect the process used by the Company to negotiate and determine merchant pricing or the true economic pricing we actually offer to merchants.

Business Segment Results of Operations
U.S. Consumer Services
Total Revenues Net of Interest Expenses, page 10

Comment 4

We note your disclosure that effective as of the second quarter of 2023, your U.S. travel and lifestyle services (TLS) results are now reported within both the USCS and Commercial Services (CS) segments. Please revise, in future filings, to quantity and disclose the impact on service fees and other revenue, as a result of the change in the allocation of travel and lifestyle revenues to both the U.S. Consumer and Commercial Services segments.

Response 4

In the “Business Segment Results of Operations” section on page 10 in MD&A in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 (the “Second Quarter 2023 Form 10-Q”), we disclosed that a portion of U.S. Travel and Lifestyle Services (“TLS”) results, previously reported within the U.S. Consumer Services (“USCS”) segment, would now be reported within the Commercial Services (“CS”) segment. This prospective change represented an insignificant portion of results for both segments. It was equal to less than 1% and approximately 1% of total revenues net of interest expense and total expenses, respectively, for USCS, and approximately 1% of both total revenues net of interest expense and total expenses for CS, in each case for the quarterly period ended June 30, 2023. Further, Service fees and other revenue represented less than 5% of total revenues net of interest expense for both USCS and CS for such period. As described in the “Business Segment Results of Operations” section in MD&A on pages 10 and 13 in each of the Second Quarter 2023 Form 10-Q and the Third Quarter 2023 Form 10-Q, this change in the allocation of TLS results was a driver of year-over-year variance for Services fees and other revenue for the USCS and CS segments.

We will enhance the year-over-year variance commentary to provide increased context as to the extent to which the allocation of TLS results drove changes in segment results of operations in the 2023 Form 10-K and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (which is the last reporting period in which the change in allocation will result in year-over-year incomparability). An illustrative example attached as Exhibit II hereto includes this enhanced disclosure.

Expenses, page 11

Comment 5

Please revise your disclosure, in future filings, to provide more quantification of the individual components and changes in your expenses relating to the individual allocated service costs, Card Member rewards expense and Card Member services expense, as well

Securities and Exchange Commission
January 19, 2024

as salaries and employee benefits expenses for the periods presented. Your discussion should explain the nature of the expense and explain the extent to which such changes relate to volume and pricing and as it relates to your allocations, discuss whether there have been any changes to any of the specific allocations during the periods presented. Include similar revisions to your discussion of the operating results for the Commercial Services, International Card Service and Global Merchant and Network Services segments as well.

Response 5

We will enhance our tabular disclosures in MD&A in future filings to include quantification of individual components and changes in expenses at a segment level for (1) Card Member rewards, business development, Card Member services and marketing and (2) Salaries and employee benefits and other operating expenses. We believe this disaggregation provides the level of enhanced insight that most appropriately reflects the Company’s assessment of the expense categories that drive customer engagement versus operating expenses. An illustrative example attached as Exhibit II hereto includes this enhanced tabular disclosure for the USCS and CS segments, which we will provide in future filings. We will also provide similar tabular disclosure in future filings for the International Card Services and Global Merchant and Network Services segments. We will also continue to provide discussion explaining the nature of these expense components and describe material fluctuations in accordance with Item 303 of Regulation S-K.

On page 50 of the 2022 Form 10-K, we note in the expense discussion in the “Business Segment Results of Operations” section in MD&A that allocated expenses include service costs, which primarily reflect salaries and benefits associated with our technology and customer servicing groups, and overhead expenses. Service costs are allocated based on activities directly attributable to the segment, and overhead expenses are allocated based on the relative levels of revenue and Card Member loans and receivables in each segment. We will enhance our disclosure in future Annual Reports on Form 10-K, beginning with the 2023 Form 10-K, to further indicate that the proportion of allocated expenses to the overall operating expense base of the segment remains relatively consistent from period to period and the business drivers behind the allocation that are the primary factors contributing to any increased expense, as follows (2023 Form 10-K enhancements are in bold italics):

Salaries and employee benefits and other expenses reflect both costs incurred directly within each segment, as well as allocated expenses. The allocated expenses include service costs, which primarily reflect salaries and benefits associated with our technology and customer servicing groups and overhead expenses. Service and certain technology costs are allocated based on activities directly attributable to the segment, and overhead expenses are allocated based on the relative levels of revenue and Card Member loans and receivables. As a proportion of Salaries and employee benefits and other expenses, allocated costs remain relatively consistent from period to period. Increases in expenses year-over-year driven by allocated costs primarily reflect the changes in salaries and employee benefit costs and other costs related to our technology or servicing organizations and the growth in business volume within our operating segments.

Securities and Exchange Commission
January 19, 2024

Consolidated Capital Resources and Liquidity
Table 18: Summary of Customer Deposits and Consolidated Debt, page 23

Comment 6

Please revise, in future filings, to provide a discussion addressing the average interest rates paid on each of the different types of deposits held as well as addressing the reasons for the changes and the resulting impact on both interest expense and the liquidity needs of the company for each of the periods presented. Similar disclosures should be presented within the discussion of operating results for each of the identified segments.

Response 6

We will enhance our future filings, in the “Consolidated Capital Resources and Liquidity—Deposit Programs” section in MD&A, to provide the average interest rates paid on different types of deposits held in tabular format and discuss the changes from period to period and the impact on interest expense. An illustrative example attached as Exhibit III hereto includes this enhanced disclosure. Our liquidity needs are managed through a comprehensive strategy that includes, but is not limited to, maintaining diversified funding sources, including secured and unsecured term debt as well as deposits. We will discuss the impact of interest rates paid on deposits on our liquidity needs in future filings to the extent it is material.

On page 50 of the 2022 Form 10-K in the “Business Segment Results of Operations” section in MD&A, we describe how interest expense is allocated:

Interest and fees on loans and certain investment income is directly attributable to the segment in which it is reported. Interest expense represents an allocated funding cost based on a combination of segment funding requirements and internal funding rates.

The impact of the deposit rate changes on segment interest expense follows the trends and drivers presented in the Company consolidated results. As such, we believe our current disclosure provides a sufficient description of how changes in interest rates paid on different types of deposits impact the operating results of each segment.

Comment 7

Please also revise, in future filings, to provide information which addresses the duration characteristics of the deposits and how these characteristics are considered within your processes for managing liquidity and interest rate risk.

Response 7

On page 120 of the 2022 Form 10-K under Note 7 “Customer Deposits” to the Consolidated Financial Statements we provide tabular information on our existing direct and brokered certificates of deposit by scheduled maturity:

Securities and Exchange Commission
January 19, 2024

The scheduled maturities of certificates of deposit as of December 31, 2022 were as follows:

(Millions)	2023	2024	2025	2026	2027	After 5 years	Total
Certificates of deposit	$5,790	$6,554	$2,939	$ 27	$786	$ —	$16,096

Similar data is also presented in the corresponding “Customer Deposits” note to our Consolidated Financial Statements in our Quarterly Reports on Form 10-Q.

The “Consolidated Capital Resources and Liquidity—Deposit Programs” section in MD&A in both our recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q include a cross reference to the corresponding Customer Deposits note to the Consolidated Financial Statements that include this table, which we will continue to provide. We will also enhance our discussion on the consideration of deposit maturity characteristics within the liquidity risk management process.

An illustrative example attached as Exhibit III hereto includes the enhanced disclosure described above. The impact of duration characteristics of our deposits on interest rate risk will also be captured in future filings in our enhanced disclosure on economic value of equity described in our response to Comment 2 above.

* * * * *

Securities and Exchange Commission
January 19, 2024

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-1044, Jessica Lieberman at 212-640-2283, or David Fabricant at 212-640-5482.

Very truly yours,

/s/ Christophe Y. Le Caillec
Christophe Y. Le Caillec
Chief Financial Officer

cc:
Stephen J. Squeri, American Express Company
Jessica Lieberman, American Express Company
David Fabricant, American Express Company
David A Kanarek, Esq., American Express Company
Robert Enticott, PricewaterhouseCoopers

Securities and Exchange Commission
January 19, 2024

Exhibit I [To Responses 1 and 2]

The following illustrative example sets forth the enhanced disclosure described in responses to Comments 1 and 2 that we expect to include in the “Risk Management—Market Risk Management Process” section in MD&A of the 2023 Form 10-K. Expanded disclosures are included in bold italics.

Interest Rate Risk

We analyze a variety of interest rate scenarios to inform us of the potential impacts from interest rate changes on earnings and the value of assets, liabilities and the economic value of equity. Our interest rate exposure can vary over time as a result of, among other things, the proportion of our total funding provided by variable and fixed-rate debt and deposits compared to our Card Member loans and receivables. Interest rate swaps are used from time to time to effectively convert debt issuances to variable-rate from fixed-rate, or vice versa. Refer to Note 13 to the “Consolidated Financial Statements” for further discussion of our derivative financial instruments.

To measure the sensitivity of net interest income to interest rate changes, we first project net interest income over the following twelve-month time horizon considering forecasted business growth and anticipated future market interest rates. The impact from rate changes is then measured by instantaneously increasing or decreasing the anticipated future interest rates by the number of basis points set forth in Table 23 below. Our current net interest income sensitivity analysis shows higher interest rates would have a detrimental impact on our net interest income. Our estimated repricing risk assumes that our interest-rate sensitive assets and liabilities that reprice within the twelve-month horizon generally reprice by the same magnitude, subject to applicable interest rate caps or floors, as benchmark rates change. It is further assumed that, within our interest-rate sensitive liabilities, certain deposits reprice at lower magnitudes than benchmark rate movements, and the magnitude of this repricing in turn depends on, among other factors, the direction of rate movements. These assumptions are consistent with historical deposit repricing experience in the industry and within our own portfolio. Actual changes in our net interest income will depend on many factors, and therefore may differ from our estimated risk to changes in market interest rates.

TABLE 23: SENSITIVITY ANALYSIS OF INTEREST RATE CHANGES ON ANNUAL NET INTEREST INCOME AS OF DECEMBER 31, 2023

(Millions)	Instantaneous Parallel Rate Shocks
	+200bps	+100bps	-100bps	-200bps
	$	$	$	$

We use economic value of equity to inform us of the potential impacts from interest rate changes on the net present value of our assets and liabilities under a variety of interest rate scenarios. Economic value of equity is calculated based on our existing

Securities and Exchange Commission
January 19, 2024

assets, liabilities and derivatives, and does not incorporate projected changes in our balance sheet. Key assumptions used in this calculation include the term structure of interest rates, as well as deposit repricing and liquidation profiles used to inform duration and cash flow schedules. The economic value of equity is calculated under multiple interest rate scenarios, including baseline and immediate upward and immediate downward interest rate shocks, to assess its sensitivity to changes in interest rates. Our current sensitivity profile demonstrates that our economic value of equity generally decreases in a declining interest rate scenario and increases in an increasing interest rate scenario. The level of this sensitivity is managed within board-approved policy limits.

Securities and Exchange Commission
January 19, 2024

Exhibit II [To Responses 4 and 5]

The following illustrative example sets forth the enhanced disclosure described in responses to Comments 4 and 5, using excerpts from the “Business Segment Results of Operations” section beginning on page 24 in MD&A included in the Third Quarter 2023 Form 10-Q. Expanded disclosures are included in bold italics.

U.S. Consumer Services
Table 9: USCS Selected Income Statement Data

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
(Millions, except percentages)	2023	2022	2023 vs. 2022		2023	2022	2023 vs. 2022
Revenues
Non-interest revenues	$4,680	$4,233	$447	11%	$13,682	$12,024	$1,658	14%
Interest income	3,228	2,251	977	43	8,937	5,880	3,057	52
Interest expense	700	274	426	#	1,898	513	1,385	#
Net interest income	2,528	1,977	551	28	7,039	5,367	1,672	31
Total revenues net of interest expense	7,208	6,210	998	16	20,721	17,391	3,330	19
Provisions for credit losses	752	403	349	87	1,995	479	1,516	#
Total revenues net of interest expense after provisions for credit losses	6,456	5,807	649	11	18,726	16,912	1,814	11
Expenses
Card Member rewards, business development, Card Member services and marketing	3,804	3,526	278	8	11,582	10,018	1,564	16
Salaries and employee benefits and other operating expenses	1,068	972	96	10	3,180	2,780	400	14
Total expenses	4,872	4,498	374	8	14,762	12,798	1,964	15
Pretax segment income	$1,584	$1,309	$275	21%	$3,964	$4,114	$(150)	(4)%
# Denotes a variance of 100 percent or more

U.S. Consumer Services issues a wide range of proprietary consumer cards and provides services to U.S. consumers, including travel and lifestyle services as well as banking and non-card financing products.

TOTAL REVENUES NET OF INTEREST EXPENSE
…
Service fees and other revenue was flat for the three month period and increased 6 percent for the nine month period. The increase in the nine month period was primarily driven by higher travel commissions and fees from our consumer travel business, as well as growth in delinquency fees, substantially offset by the change in the allocation of TLS revenues described above, which wholly offset the increase in revenues for the three month period.
…

Securities and Exchange Commission
January 19, 2024

EXPENSES
…
Salaries and employee benefits and other expenses increased for both the three and nine month periods, primarily due to an increase in allocated service costs, driven by business volume growth, which more than offset the change in the allocation of TLS servicing costs described above.
…

Commercial Services
Table 11: CS Selected Income Statement Data

	Three Months Ended September 30,		Change 2023 vs. 2022		Nine Months Ended September 30,		Change 2023 vs. 2022
(Millions, except percentages)	2023	2022			2023	2022
Revenues
Non-interest revenues	$3,257	$3,145	$112	4%	$9,665	$8,986	$679	8%
Interest income	881	552	329	60	2,379	1,435	944	66
Interest expense	391	201	190	95	1,076	409	667	#
Net interest income	490	351	139	40	1,303	1,026	277	27
Total revenues net of interest expense	3,747	3,496	251	7	10,968	10,012	956	10
Provisions for credit losses	323	196	127	65	945	294	651	#
Total revenues net of interest expense after provisions for credit losses	3,424	3,300	124	4	10,023	9,718	305	3
Expenses
Card Member rewards, business development, Card Member services and marketing	1,818	1,851	(33)	(2)	5,567	5,361	206	4
Salaries and employee benefits and other operating expenses	754	675	79	12	2,261	2,024	237	12
Total expenses	2,572	2,526	46	2	7,828	7,385	443	6
Pretax segment income	$852	$774	$78	10%	$2,195	$2,333	$(138)	(6)%
# Denotes a variance of 100 percent or more
Commercial Services issues a wide range of proprietary corporate and small business cards and provides services to U.S. businesses, including payment and expense management, banking and non-card financing products. CS also issues proprietary corporate cards and provides services to select global corporate clients.

Securities and Exchange Commission
January 19, 2024

TOTAL REVENUES NET OF INTEREST EXPENSE
…
Service fees and other revenue increased 54 percent and 62 percent for the three and nine month periods, respectively, primarily driven by the allocation of TLS revenues described above, which contributed to substantially all of the increase, as well as growth in delinquency fees.
…

EXPENSES
…
Salaries and employee benefits and other expenses increased for both the three and nine month periods, primarily due to an increase in allocated service costs, including an allocation of TLS servicing costs beginning in the second quarter of 2023 as described above.

Securities and Exchange Commission
January 19, 2024

Exhibit III [To Responses 6 and 7]

The following illustrative example sets forth the enhanced disclosure described in responses to Comments 6 and 7 that we expect to include in the “Consolidated Capital Resources and Liquidity” section in MD&A of the 2023 Form 10-K. Expanded disclosures are included in bold italics.

Deposit Programs

We offer deposits within our U.S. bank subsidiary, AENB. These funds are currently insured up to an amount that is at least $250,000 per account holder through the FDIC; as of December 31, 2023, approximately [ ] percent of these deposits were insured. Our ability to obtain deposit funding and offer competitive interest rates is dependent on, among other factors, the capital level of AENB. Direct retail deposits offered by AENB is our primary deposit product channel, which makes FDIC-insured high-yield savings account, certificates of deposit (CDs), business checking and consumer rewards checking account products available directly to customers. As of December 31, 2023, our direct retail deposit program had approximately [ ] accounts. AENB also sources deposits through third-party distribution channels as needed to meet our overall funding objectives. CDs carry stated maturities while high-yield savings account, checking account and third-party sweep deposit products do not. We manage the duration of our maturing obligations, including CDs, to reduce concentration and refinancing risk. As of December 31, 2022, we had $[ ] in deposits. Refer to Note 7 to the “Consolidated Financial Statements” for a further description of these deposits and scheduled maturities of certificates of deposits.

The following table sets forth the average interest rate we paid on different types of deposits during the years ended December 31, 2023, 2022 and 2021. Changes in the cost of our deposits were primarily driven by higher benchmark interest rates.

TABLE 20: AVERAGE INTEREST RATES PAID ON DEPOSITS

	Year ended December 31,
	2023			2022			2021
(Millions, except percentages)	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate
Savings and transaction accounts
Certificates of deposit:
Direct
Third-party (brokered)
Sweep accounts — Third-party (brokered)
Total U.S. retail interest-bearing deposits